IMPERIAL METALS CORPORATION

[redacted]

04012924

February 6, 2004

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

Dear Sirs:

Re: File No. 82-34714

We enclose a copy of documentation filed with the Toronto Stock Exchange and Securities Commissions in connection with the private placement of units:

1. correspondence with the Toronto Stock Exchange dated November 10, 2003, November 12, 2003, December 17, 2003 and December 23, 2003
2. Statutory filings with British Columbia, Alberta, Ontario and Quebec Securities Commissions
3. Form 45-102F2

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai
Assistant Corporate Secretary
Direct Line: (604) 488-2659

Enclosures

Suite 200 – 580 Hornby Street, Vancouver, B.C. V6C 3B6 CANADA
Telephone: (604) 669-8959 Facsimile: (604) 687-4030 Web Site: http://www.imperialmetals.com

82-34714

CATALYST
Corporate Finance Lawyers

04 FEB 10 7:21

November 10, 2003

BY FAX (416-947-4547)

Toronto Stock Exchange
The Exchange Tower
2 First Canadian Place
Toronto, ON
M5X 1J2

Attention: Julie Shin, Senior Advisory Counsel, Advisory Affairs

Dear Sirs:

Imperial Metals Corporation – Notice of Private Placement

We are the solicitors for Imperial Metals Corporation (the "Company"). We refer to the Company's news release of November 6, 2003, a copy of which is enclosed. Pursuant to the requirements of section 619(a) of your Company Manual, we advise as follows:

1. Name of Issuer: Imperial Metals Corporation.

2. Description of securities to be placed:

   (a) class: Common shares.

   (b) number: 2,353,000.

   (c) price: $4.25 per common share.

   (d) voting rights: One vote per common share.

   (e) if there are tax credits attached to the securities, please describe:

   N/A

   (f) if the securities are not of a listed class, summarize the provisions:

   N/A

1400-1055 West Hastings Street, Vancouver, BC V6E 2E9 Canada
Telephone 604.688.6900 · Facsimile 604.443.7000 · Website www.catalyst-law.com
A Partnership of Law Corporations

(g) if convertible into another class of securities, the maximum number of securities issuable upon conversion:

N/A

(h) description of any attached warrants (or options), including:

(i) number:

1,176,500 warrants

(ii) exercise price:

$5.50 per common share

(iii) term to expiry:

24 months

(iv) other significant terms:

Warrants are subject to forced conversion during the second year if the common shares of the Company trade at or above $8.50 for 10 consecutive days

3. Number of currently issued and outstanding shares of each class of shares of the Company, excluding non-voting preferred shares:

22,821,764 common shares.

4. Is the placement entirely or in part non-arm's length? (For this purpose, a non-arm's length private placement includes a transaction in which any director or officer of the issuer, or any beneficial owner of securities carrying more than 10% of the voting rights attaching to all outstanding voting securities of the issuer, has a beneficial interest, direct or indirect.)

The placement is entirely to arm's length parties.

5. If the answer to question 4 is yes:

(a) percentage of which is non-arm's length:

N/A

(b) for each non-arm's length placee, state the placee's name and current holdings of voting securities of the issuer (direct or indirect) in terms of number and percentage, and the number of securities to be purchased under the private placement:

N/A

(c) holdings of voting securities of the Company (direct or indirect) of each non-arm's length placce after the placement in terms of number and percentage:

N/A

(d) if the Company is providing any financial assistance to the placee to facilitate the purchase, by way of loan, guaranty or otherwise, give particulars:

N/A.

6. Has the Company completed any other private placements within the past six months (include private placements that have been negotiated and are expected to be completed)?

Yes.

7. If the answer to question 6 is yes:

(a) dates on which each private placement closed and the number and class of listed securities issued or issuable under each placement:

On August 20, 2003, the Company completed the issuance of 3,000,000 flow-through common shares.

(b) number of securities of each class of equity securities issued and outstanding at the beginning of the six month period, excluding non-voting preferred shares:

19,736,764 common shares.

(c) state whether shareholders approved any of the private placements and, if so, identify which private placements were so approved:

No.

8. If the Company is subject to section 502 of the Exchange's General By-law:

(a) could the placement potentially result in a change of control?

No.

(i) If so, identify the potential new controlling shareholder(s):

N/A.

(b) what will be the use of proceeds?

Fund exploration and development of the Company's Mount Polley and Sterling projects, as well as general working capital.

9. Any significant information regarding the proposed private placement not disclosed above:

Not applicable.

As the proposed private placement will result in the Company issuing or having made issuable by way of private placements more than 25% of its issued shares within a six month period, the Company anticipates obtaining the written consents of holders of more than 50% of its issued shares to this proposed private placement. In this regard, we enclose a draft form of shareholder consent for your review.

We look forward to hearing from you in respect of this proposed transaction at your earliest convenience.

Yours truly,

CATALYST

Charlotte Bell

Charlotte P. Bell
Direct Line: (604) 443-7013
E-Mail: cbell@catalyst-law.com

CPB/smo
Encl.
cc: Imperial Metals Corporation
Attention: Andre Deepwell

Anfield Sujir Kennedy & Durno
Attention: Verlee Webb

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Announces $10 Million Bought Deal Private Placement Financing

Vancouver (November 6, 2003) - Imperial Metals Corporation (III:TSX) announces it has entered into an agreement with Haywood Securities Inc., and a syndication of underwriters including First Associates Investments Inc. which has agreed to purchase 2,353,000 units on a private placement basis at $4.25 per unit.

Each unit consists of one common share and one half of one share purchase warrant. Each full warrant entitles the holder to acquire one common share of the Company at a price of $5.50 for 24 months. After a period of 12 months, these warrants will be subject to forced exercise if, in the second year, the common shares of the Company trade at or above $8.50 for 10 consecutive days.

The net proceeds of the offering will be used to fund exploration and development of the Mount Polley and Sterling projects, as well as for general working capital purposes.

Closing of the private placement is scheduled for November 24, 2003. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

DRAFT

CONSENT OF SHAREHOLDER
TO PRIVATE PLACEMENT

The undersigned, being a shareholder of IMPERIAL METALS CORPORATION (the "Company"), hereby consents to the proposed issuance by way of private placement (the "Private Placement") of up to an aggregate of 2,353,000 units of the Company at the price of $4.25 per unit, each unit consisting of one common share in the capital of the Company and one-half of one share purchase warrant, where each whole warrant will entitle the holder to purchase one additional common share in the capital of the Company at the price of $5.50 for a period of 24 months.

The undersigned confirms that if a meeting of shareholders of the Company was called for the purpose of obtaining the approval of the shareholders to the Private Placement, the undersigned would vote all of its shares of the Company to approve the Private Placement.

The undersigned acknowledges that the Private Placement will result in the Company having issued or made issuable on a private placement basis more than 25% of its issued common shares within a six month period, thereby making shareholder approval to the Private Placement a requirement of The Toronto Stock Exchange, and that this consent has the same effect as a resolution passed at a meeting of the shareholders of the Company.

The undersigned authorizes the Company to deliver a copy of this consent to The Toronto Stock Exchange as evidence of its approval of the Private Placement.

Name of shareholder (please print): ______________________

Signature of shareholder or authorized signatory of shareholder if shareholder is not an individual ______________________

Number of shares of the Company beneficially owned: ______________________

Date: ______________________

82-34714

04 FEB 10 7:21

TORONTO STOCK EXCHANGE

Julie K. Shin
Senior Advisory Counsel
Advisory Affairs
Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, Canada
M5X 1J2
T (416) 947-4539
F (416) 947-4547
julie.shin@tsx.com

November 12, 2003

VIA FAX & MAIL

Ms. Charlotte P. Bell
Catalyst
Corporate Finance Lawyers
1400-1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Dear Ms. Bell:

**Re: Imperial Metals Corporation (the "Company")
Proposed Private Placement of Units**

Reference is made to your letter dated November 10, 2003 and enclosure, advising Toronto Stock Exchange ("TSX") of a proposed private placement by the Company of 2,353,000 units (the "Units") at a subscription price of $4.25 per Unit, each Unit consisting of one common share and one-half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $5.50 per share, for a period of 24 months. TSX further understands that the proposed private placement is entirely arm's-length to the Company.

TSX has determined to accept notice of the proposed private placement, and has conditionally approved for listing an additional 3,529,500 common shares issuable thereto, subject to the following conditions:

1. The proposed private placement must be approved by a majority of shareholders of the Company, which may be evidenced in writing. We confirm receipt and acceptance of the form of consent provided via e-mail of even date.

2. Receipt of the following documentation and closing no later than December 24, 2003:

   a) written confirmation: (i) of the date on which the transaction closed; (ii) of the exact number of shares issued and made issuable pursuant to the private placement; (iii) that the Company has not provided, nor will it provide, financial assistance of any kind, directly or indirectly to any placee in connection with a subscription under the private placement; and (iv) that no voting trust or similar agreement has or will be entered into by any placee that has the effect of directing the manner in which the votes attaching to the common shares issued or made issuable under the private placement may be voted following the private placement;

   b) the signed forms of consent evidencing shareholder approval;

c) sample copy of each type of private placement subscription agreement;

d) copy of the executed form of warrant;

e) copy of any other related material agreements;

f) Private Placement Questionnaire and Undertaking executed by each placee;

g) opinion of counsel stating that the shares issued or made issuable under the private placement have been, or will be, when issued, fully paid and non-assessable shares of the Company; and

h) additional listing fee calculated at the rate of $0.015 per share for the first 1,000,000 shares to be listed and $0.0035 per share for each share to be listed thereafter, (subject to a minimum fee of $1,000.00 and a maximum fee of $100,000.00, plus 7% GST).

Should you wish to discuss this matter further, please contact the undersigned.

Yours very truly,

TORONTO STOCK EXCHANGE

Julie K. Shin

/da

IMP PP
CORR
82-34714

CATALYST
Corporate Finance Lawyers

December 17, 2003

02 FEB 10 7:21

BY COURIER

Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, ON M5X 1J2

Attention: Julie Shin, Senior Advisory Counsel, Advisory Affairs

Dear Sirs:

Imperial Metals Corporation (the "Company")
Private Placement of 2,353,000 Units

Further to your letter dated November 12, 2003 in relation to the private placement of 2,353,000 units of the Company, we now enclose the following final documentation:

1. the Company's written confirmation;
2. signed forms of consent from 17 shareholders evidencing the requisite shareholder approval;
3. a sample form of the subscription agreement, with the form of US Addendum;
4. a sample form of warrant certificate;
5. a copy of the agency agreement;
6. a private placement questionnaire and undertaking executed by each of the 177 placees, with a list of the subscribers for your ease of reference, which list indicates which purchases were made by a portfolio manager;
7. our legal opinion; and
8. the Company's cheque in the amount of $25,522.98 in full payment of the additional listing fee.

We trust you will find the enclosed to be in order. If you have any questions or require any additional information, please do not hesitate to contact us. Otherwise, we look forward to receiving your final acceptance of the above and enclosed in due course. Thank you for your assistance with this matter.

Yours very truly,

CATALYST

Charlotte Bell

Charlotte P. Bell
Direct Line: (604) 443-7013
E-Mail: cbell@catalyst-law.com

CPB/smo
Encls.
cc: Imperial Metals Corporation
Attention: Andre Deepwell

1400-1055 West Hastings Street, Vancouver, BC V6E 2E9 Canada
Telephone 604.688.8900 · Facsimile 604.443.7000 · Website www.catalyst-law.com
A Partnership of Law Corporations

CATALYST
Corporate Finance Lawyers

December 17, 2003

Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, Ontario
M5X 1J2

Attention: Julie Shin

Imperial Metals Corporation – Private Placement Issuance of 2,353,000 Units

Imperial Metals Corporation (the "Company") entered into subscription agreements (the "Subscription Agreements") with various investors pursuant to which, on December 1, 2003, the Company issued on a private placement basis (the "Private Placement") an aggregate of 2,353,000 common shares (the "Shares") in the capital of the Company and share purchase warrants (the "Warrants") exercisable until December 1, 2005 entitling the holders thereof to purchase up to an aggregate of 1,176,500 common shares (the "Warrant Shares") in the capital of the Company at the price of $5.50 per Warrant Share, subject to adjustment. We have been asked to provide our opinion in connection with the application of the Company for the listing of the Shares and the Warrant Shares on the Toronto Stock Exchange.

We have made or caused to be made such investigations and examined originals or copies certified or otherwise identified to our satisfaction, of such records and corporate proceedings, certificates and other documents that we have considered relevant to this opinion. We have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified or confirmed copies or facsimiles.

The opinions expressed herein are limited to the application of the laws of British Columbia and the laws of Canada applicable therein in effect on the date hereof.

This opinion is given to you as of the date hereof and we disclaim any obligation to advise you of any change after the date hereof in any matter set forth herein, and we express no opinion as to the effect of any subsequent course of dealing or conduct between the parties referred to herein.

Based on and subject to the foregoing, we are of the opinion that:

1. upon their issuance from the treasury of the Company in accordance with the terms of the Subscription Agreements, the Shares will be issued as fully paid and non-assessable common shares of the Company; and

2. upon their issuance from the treasury of the Company in accordance with the terms of the Subscription Agreements and the Warrants, the Warrant Shares will be issued as fully paid and non-assessable common shares of the Company.

IMP300\PP Fall 2003\6099

1400-1055 West Hastings Street, Vancouver, BC V6E 2E9 Canada
Telephone 604.688.6900 · Facsimile 604.443.7000 · Website www.catalyst-law.com

This opinion is provided solely for the use of the addressee and is not to be provided to, or relied upon by, any other person without the prior written consent of our firm.

Yours very truly,

Catalyst.

CONFIRMATION

Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, ON M5X 1J2

Attention: Julie Shin, Senior Advisory Counsel, Advisory Affairs

Dear Sirs:

Imperial Metals Corporation (the "Company")
Private Placement of Units (the "Private Placement")

We confirm that:

1. the Private Placement closed on December 1, 2003;

2. 2,353,000 units were issued at the price of $4.25 per unit, each unit consisting of one common share of the Company and one-half of one share purchase warrant, where each whole warrant entitles the holder to purchase one additional common share of the Company at the price of $5.50 until December 1, 2005, all of which were issued to arms' length placees, for an aggregate of 2,353,000 shares issued and 1,176,500 shares made issuable;

3. the Company has not provided, nor will it provide, financial assistance of any kind, directly or indirectly, to any placee in connection with a subscription under the Private Placement;

4. no voting trust or similar agreement has or will be entered in to by any placee that has the effect of directing the manner in which the votes attaching to the common shares issued or made issuable under the Private Placement may be voted following the Private Placement.

Yours truly,

IMPERIAL METALS CORPORATION

Andre Deepwell, Secretary and CFO

82-34714

TORONTO STOCK EXCHANGE TSX

Julie K. Shin
Senior Advisory Counsel
Advisory Affairs
Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, Canada
M5X 1J2
T (416) 947-4539
F (416) 947-4547
julie.shin@tsx.com

December 23, 2003

Ms. Charlotte P. Bell
Catalyst
Corporate Finance Lawyers
1400-1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Dear Ms. Bell:

Re: Imperial Metals Corporation (the "Company")
Private Placement of Units

Toronto Stock Exchange ("TSX") is in receipt of all documentation required in connection with the above-captioned matter.

This will confirm that an additional 3,529,500 common shares of the Company have been listed on TSX, of which 2,353,000 common shares have been issued.

Enclosed please find a receipted invoice in the amount of $25,522.98 indicating full payment to TSX of the additional listing fee, for which we thank you.

Please advise TSX as and when all or any of the 1,176,500 shares are issued upon exercise of the warrants so that we may maintain accurate records.

Yours very truly,

TORONTO STOCK EXCHANGE

Julie K. Shin

JKS/da

Encl.

The Exchange Tower
130 King Street West
Toronto, Canada M5X 1J2
Tel. 416.947.4524
Fax. 416.947.4547

Advisory Affairs

TORONTO stock EXCHANGE TSX

Imperial Metals Corporation

DATE: **December 18, 2003**

GST : **105255327**

Cheque: **021415**

RECEIPT

Additional Listing Fee: (42300)	$	23,853.25
GST:	$	1,669.73
Total:	$	25,522.98

TORONTO STOCK EXCHANGE
The Exchange Tower
130 King Street West
Toronto, Ontario
M5X 1J2

(DA)

82-34714

IMPERIAL METALS CORPORATION

December 5, 2003

Commission des valeurs mobilières du Québec
800, Square Victoria, 22nd Floor
Montreal, Quebec
H4Z 1G3

Re.: **Imperial Metals Corporation Inc. (the "Corporation")**
Private placement in Quebec
Certificate of the Corporation

Dear Sir/Mrs:

This certificate is being delivered to you in accordance Decision no 2003-C-0377 of the *Commission des valeurs mobilières du Québec* (the "CVMQ Decision") regarding a private placement of the Corporation with a "sophisticated purchaser" in the province of Quebec.

Pursuant to the CVMQ Decision, the Corporation represents and warrants that:

(i) It is a reporting issuer in the province of Quebec;

(ii) It is not a Capital Pool Company as defined by Policy 2.4 of the Toronto Stock Exchange;

(iii) Securities of the Corporation are listed for trading on the Toronto Stock Exchange and the Corporation has not been advised that it does not meet the minimum listing requirements or that it is an inactive issuer;

(iv) The Corporation has filed an Annual Information Form containing the information required by schedule 44-101A1 of National Instrument 44-101.

This certificate relates exclusively to the transaction outlined above and is for the sole use and benefit of the persons to whom it is addressed. Accordingly, this certificate may not be delivered to, or relied upon, by any other person or used in connection with any other transaction without the prior written consent of the Corporation.

Trusting this is satisfactory,

Yours truly,

IMPERIALS METALS CORPORATION

Per: Brian Kynoch, President

M:\WP\Pubia\Catalyst\2003\Imperial Metals\Private Placement.doc

Suite 200 - 580 Hornby Street, Vancouver, B.C. V6C 3B6 CANADA
Telephone: (604) 669-8959 Facsimile: (604) 687-4030 Web Site: http://www.imperialmetals.com

CATALYST
Corporate Finance Lawyers

82-34714

02 FEB 13 7:21

December 9, 2003

BY COURIER

British Columbia Securities Commission
PO Box 10142, Pacific Centre
5th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

Attention: Statutory Filings Department – "C"

Dear Sirs:

Imperial Metals Corporation (the "Company")

With respect to the Company's private placement completed December 1, 2003 of 2,353,000 common shares, we enclose the following:

1. executed Form 45-103F4;
2. the Company's cheque in the amount of $1,071.64 in payment of the applicable filing fees; and
3. a completed Fee Checklist.

If you have any questions or require any additional information, please do not hesitate to contact us.

Yours very truly,

CATALYST

Sara M. Olivier
Legal Assistant
Direct Line: (604) 443-7049
E-Mail: solivier@catalyst-law.com

/smo
Encls.

IMP300\PP Fall 2003\6089

Our Inv	Invc Nbr	Invc Date	Invoice Amount	Amount Paid	Disc Taken	Net Check Amt
002009	120903	12/ 9/2003	1071.64	1071.64		1071.64

021466

ORIGINAL DOCUMENT PRINTED ON CHEMICAL REACTIVE PAPER WITH MICROPRINTED BORDER - SEE REVERSE SIDE FOR COMPLETE SECURITY FEATURES

Imperial Metals Corporation
200 580 Hornby
Vancouver, BC V6C3B6

Royal Bank of Canada
Vancouver, BC V6E 3N9

021466

Date	Amount
12/09/2003	******1071.64

One Thousand Seventy-One and 64/100--- CDN Dollar

Pay To The Order Of BC Securities Commission

Authorized Signature

Authorized Signature

THIS DOCUMENT CONTAINS HEAT SENSITIVE INK - TOUCH OR PRESS HERE - RED IMAGE DISAPPEARS WITH HEAT

⑈021466⑈ ⑆00010⑉003⑆ 114⑉875⑉8⑈

Form 45-103F4
(formerly Form 45-902F)

Report of Exempt Distribution

__Issuer information__

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

   Imperial Metals Corporation
   Suite 200, 580 Hornby Street
   Vancouver, BC
   V6C 3B6

   Telephone Number: (604) 669-8959

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in the Provinces of British Columbia, Saskatchewan, Ontario and Quebec.

__Details of distribution__

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

   December 1, 2003

4. For each security distributed: (a) describe the type of security, and (b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   2,353,000 units, each unit consisting of one common share of the Issuer and one-half of one non-transferable share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Issuer at the price of $5.50 until December 1, 2005.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	**Price per security (Canadian $)**	**Total dollar value raised from purchasers in the jurisdiction (Canadian $)**
British Columbia	$4.25	$3,572,125

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Alberta	$4.25	$541,875
Ontario	$4.25	$2,964,375
Quebec	$4.25	$510,000
England	$4.25	$8,500
Bahamas	$4.25	$193,375
Brazil	$4.25	$25,500
Israel	$4.25	$63,750
Luxembourg	$4.25	$148,750
Guernsey	$4.25	$212,500
Tortola	$4.25	$212,500
Cayman Islands	$4.25	$63,750
Liechtenstein	$4.25	$68,000
New York, USA	$4.25	$263,500
California, USA	$4.25	$1,151,750
Total dollar value of distribution in all jurisdictions (Canadian $)		$10,000,250.00

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Haywood Securities Inc. 2000 – 400 Burrard Street Vancouver, BC V6C 3A6	$600,015.00 Commission	N/A	N/A

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

DATED at Vancouver, British Columbia, this 9th day of December, 2003.

IMPERIAL METALS CORPORATION
Name of issuer or vendor *(please print)*

Andre Deepwell CFO and Corp Secretary
Print name and position of person signing

Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information on this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 Capital Raising Exemptions, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Fei - Brent Investments Ltd. 2100 - 400 Burrard St Vancouver, BC V6C 3A6	20,000 Units	$85,000	s. 5.1(2) of MI 45-103
Marna Disbrow PO Box 461 Heriot Bay, BC V0P 1H0	20,000 Units	$85,000	s. 5.1(2) of MI 45-103
Corbett Realty Ltd. 5940 Raven Place West Vancouver, BC V7W 1X2	15,000 Units	$63,750	s. 5.1(2) of MI 45-103
GFB Trading Inc 56 The Esplanade, Suite 403 Toronto, ON M5E 1A7	15,000 Units	$63,750	BCI 72-503
George Cross Newsletter 2288 Mathers Ave West Vancouver, BC V7V 2H5	3,500 Units	$14,875	s. 5.1(2) of MI 45-103
Thomas Downie Holdings Ltd. 100 – 814 Richards St Vancouver, BC V6B 3A7	15,000 Units	$63,750	s. 5.1(2) of MI 45-103
Ken Downie 100 - 814 Richards St Vancouver, BC V6B 3A7	15,000 Units	$63,750	s. 5.1(2) of MI 45-103
Tom Higgins 7 Gibson Ave Toronto, ON M5R 1T4	10,000 Units	$42,500	BCI 72-503

Ronie Barzalai #1 Hermon Tel Aviv, Israel 65153	15,000 Units	$63,750	BCI 72-503
Bernice Willoughby 1878 W 14th Ave Vancouver, BC V6J 2J9	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Don Willoughby 1878 W 14th Ave Vancouver, BC V6J 2J9	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Paul Sabiston 2810 Bellevue Ave West Vancouver, BC V7V 1E8	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
MMCAP Capital LP 1235 Bay St, Suite 1000 Toronto, ON M5R 3K4	47,000 Units	$199,750	BCI 72-503
JMM Trading LP 548 King St West, Suite 303 Toronto, ON M5V 1M3	10,000 Units	$42,500	BCI 72-503
Joseph Maximillian Cu 1091 Richelieu Ave Vancouver, BC V6H 1S9	1,000 Units	$4,250	s. 5.1(2) of MI 45-103
Franklin Cu 1091 Richelieu Ave Vancouver, BC V6H 1S9	4,000 Units	$17,000	s. 5.1(2) of MI 45-103
Arthur Dalfen 25 Fallingbrook Drive Toronto, ON M1N 1B3	10,000 Units	$42,500	BCI 72-503
John Brock 5838 Eagle Island West Vancouver, BC V7W 1V6	2,000 Units	$8,500	s. 5.1(2) of MI 45-103
Hank Boxtart 10477 Allbay Road Sidney, BC V8L 2B2	13,000 Units	$55,250	s. 5.1(2) of MI 45-103
Donald McLeod 2468 Varley Lane West Vancouver, BC V7S 3H5	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Bruce McLeod 625 Howe Street Suite 860 Vancouver, BC V6C 2T6	17,000 Units	$72,250	s. 5.1(2) of MI 45-103

Rolf Kruse 6002 Gleneagles Place West Vancouver, BC V7W 3A1	8,000 Units	$34,000	s. 5.1(2) of MI 45-103
Lloyd Michaels 2183 Argyle Avenue West Vancouver, BC V7V 1A5	30,000 Units	$127,500	s. 5.1(2) of MI 45-103
Gordon Welch 7545 Elkton Drive SW Calgary, AB T3H 3X3	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Molly Mak 2937 Toronto Crescent NW Calgary, AB T2N 3W4	2,500 Units	$10,625	s. 5.1(2) of MI 45-103
Harry B. Wheeler 609 Earl Grey Cresc SW Calgary, AB T2S 0N6	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Jim Saunders 44 Wolfwillow Lane SW Calgary, AB T3Z 1B5	2,500 Units	$10,625	s. 5.1(2) of MI 45-103
Deborah L. Gore 2319 Erlton Place SW Calgary, AB T2S 2Z3	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
CW Marketing Ltd. Suite 280, 1285 West Pender Street Vancouver, BC V6E 4B1	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Susan M. Gallagher 1116 Sydenham Road SW Calgary, AB T2T 0T4	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Mary Sinclair 57th Floor, Scotia Plaza, 40 King St Toronto, ON M5H 4A9	18,500 Units	$78,625	BCI 72-503
Mary Sinclair 57th Floor, Scotia Plaza, 40 King St Toronto, ON M5H 4A9	18,500 Units	$78,625	BCI 72-503
Arun Abbi 4511 Vandergrift Cresc NW Calgary, AB T3A 0J1	2,500 Units	$10,625	s. 5.1(2) of MI 45-103

Linda Benson 6520 Ranchview Drive NW Calgary, AB T3G 1A1	5,500 Units	$23,375	s. 5.1(2) of MI 45-103
Bruce Curlock 827 Sunridge Blvd NE Calgary, AB T1Y 6G1	2,500 Units	$10,625	s. 5.1(2) of MI 45-103
Craig Bentham 4712 106A Avenue NW Edmonton, AB T6A 1J5	2,500 Units	$10,625	s. 5.1(2) of MI 45-103
Diane Michaels PO Box 91701 West Vancouver, BC V7V 3P3	11,000 Units	$46,750	s. 5.1(2) of MI 45-103
Bruceside Investments Corp. 2468 Varley Lane West Vancouver, BC V7S 3H5	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Alfred J. Laudel 301, 808 – 1St SW Calgary, AB T2P 1M9	400 Units	$1,700	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Lauraine Laudel 301, 808 - 1St SW Calgary, AB T2P 1M9	450 Units	$1,912.50	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Lyle A Martinson 301, 808 – 1St SW Calgary, AB T2P 1M9	450 Units	$1,912.50	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for S. David McKinnon 301, 808 – 1St SW Calgary, AB T2P 1M9	300 Units	$1,275	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Dan McWilliam 301, 808 – 1St SW Calgary, AB T2P 1M9	350 Units	$1,487.50	s. 5.1(2) of MI 45-103

Greg Flower, Portfolio Manager for Geoffrey C. Merritt 301, 808 – 1St SW Calgary, AB T2P 1M9	500 Units	$2,125	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Dean Milner 301, 808 – 1St SW Calgary, AB T2P 1M9	300 Units	$1,275	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Scott Nelson 301, 808 – 1St SW Calgary, AB T2P 1M9	500 Units	$2,125	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Blair Pardy 301, 808 – 1St SW Calgary, AB T2P 1M9	400 Units	$1,700	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for R. Scott Ranson 301, 808 – 1St SW Calgary, AB T2P 1M9	300 Units	$1,275	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Elizabeth Anne Thompson 301, 808 – 1St SW Calgary, AB T2P 1M9	300 Units	$1,275	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Peter Wieninger 301, 808 – 1St SW Calgary, AB T2P 1M9	350 Units	$1,487.50	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Wendy S. Woollard 301, 808 – 1St SW Calgary, AB T2P 1M9	800 Units	$3,400	s. 5.1(2) of MI 45-103
Chrometech Investment Ltd. c/o BPER Europe PO Box 474 L-2014 Luxembourg	20,000 Units	$85,000	BCI 72-503
Springvale Enterprises Ltd. BPER Luxembourg 16 BD Emmanuel Servais, 2014 Luxembourg	15,000 Units	$63,750	BCI 72-503

Norma Harris 7605 Sixth Street Burnaby, BC V3N 3M6	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Dave Harris 7605 Sixth Street Burnaby, BC V3N 3M6	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Natcan Investment Mgmt Inc. as agent for A/C H01-5739-C 130 King St W Suite 900 Toronto, ON M5X 1K9	88,700 Units	$376,975	BCI 72-503
Natcan Investment Mgmt Inc. as agent for A/C H01-5789-C 130 King St W Suite 900 Toronto, ON M5X 1K9	126,300 Units	$536,775	BCI 72-503
Bank of Butterfield International (Guernsey) Ltd. as custodian of the Canadian Opportunities Fund PO Box 25, Rosengeith, The Grange St. Peter's Port, Guernsey GU1 3AP	50,000 Units	$212,500	BCI 72-503
Aton Ventures Fund Limited 3076 Sir Francis Drake's Hwy Road Town, Tortola, BVI	50,000 Units	$212,500	BCI 72-503
Dr. Morris Hestrin 2243 McMullen Avenue Vancouver, BC V6L 2E2	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Caisse de Depot et Placement du Quebec 1000 Place Jean-Paul Riopelle Montreal, Quebec	120,000 Units	$510,000	BCI 72-503
Patricia Meredith 1050 Cortell Street North Vancouver, BC V7P 2A3	4,000 Units	$17,000	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for William Dawidowski 301, 808 – 1St SW Calgary, AB T2P 1M9	450 Units	$1,912.50	s. 5.1(2) of MI 45-103

Greg Flower, Portfolio Manager for Gloria Doucet 301- 808 1 St SW Calgary, AB T2P 1M9	1,550 Units	$6,587.50	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Barbara Earle 301 808 1 St SW Calgary, AB T2P 1M9	450 Units	$1,912.50	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Robert Ellis 301 808 1 St SW Calgary, AB T2P 1M9	550 Units	$2,337.50	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Terry Fallis 301 808 1 St SW Calgary, AB T2P 1M9	650 Units	$2,762.50	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Michael Jennings 301 808 1 St SW Calgary, AB T2P 1M9	400 Units	$1,700	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for M. Kim Fitzpatrick 301 808 1 St SW Calgary, AB T2P 1M9	250 Units	$1,062.50	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Robert Gerein 301 808 1 St SW Calgary, AB T2P 1M9	300 Units	$1,275	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Douglas Hopkins 301 808 1 St SW Calgary, AB T2P 1M9	750 Units	$3,187.50	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Jacalyn Hopkins 301 808 1 St SW Calgary, AB T2P 1M9	300 Units	$1,275	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Dean Jensen 301 808 1 St SW Calgary, AB T2P 1M9	350 Units	$1,487.50	s. 5.1(2) of MI 45-103

Eileen Knight 301 808 1 St SW Calgary, AB T2P 1M9	600 Units	$2,550	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Craig Kosek 301 808 1 St SW Calgary, AB T2P 1M9	450 Units	$1,912.50	s. 5.1(2) of MI 45-103
Libra Offshore Ltd. Goldman Sachs Cayman Trust Ltd. Cayman Islands BWI	13,000 Units	$55,250	BCI 72-503
Libra Fund LP 909 Third Avenue, 29 floor New York USA 10022	62,000 Units	$263,500	BCI 72-503
Greg Flower, Portfolio Manager for Gordon Littlejohns 301 808 1 St SW Calgary, AB T2P 1M9	550 Units	$2,337.50	s. 5.1(2) of MI 45-103
TD Asset Management Inc. 33rd Floor, CT Tower 161 Bay Street Toronto, ON M5J 2T2	38,200 Units	$162,350	BCI 72-503
TD Asset Management Inc. 33rd Floor, CT Tower 161 Bay Street Toronto, ON M5J 2T2	71,800 Units	$305,150	BCI 72-503
David Phipps Box 2081 Grand Cayman, Cayman Islands BWI	2,000 Units	$8,500	BCI 72-503
Terry Salo 1067 Hampshire Road Victoria, BC V85 4S8	2,500 Units	$10,625	s. 5.1(2) of MI 45-103
Laurence Guichon 4260 River Road West Delta, BC V4K 1S1	4,000 Units	$17,000	s. 5.1(2) of MI 45-103
Terry Evancio 7643 Garfield Drive Delta, BC V4C 4E6	2,500 Units	$10,625	s. 5.1(2) of MI 45-103

Millerd Holdings Ltd. 833 W 3rd Ave North Vancouver, BC V7P 3K7	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Terset Trust Schmedgass 6 FL – 9490 Vaduz, Liechtenstein	16,000 Units	$68,000	BCI 72-503
Deans Knight Capital Management 730 999 W Hastings St Vancouver, BC V6C 2W2	50,000 Units	$212,500	s. 5.1(2) of MI 45-103
Deans Knight Capital Management 730 999 W Hastings St Vancouver, BC V6C 2W2	31,000 Units	$131,750	s. 5.1(2) of MI 45-103
Deans Knight Capital Management 730 999 W Hastings St Vancouver, BC V6C 2W2	84,000 Units	$357,000	s. 5.1(2) of MI 45-103
Marilyn Jenkins 3532 West 48th Ave Vancouver, BC V6N 3R1	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Brigette Relling 195 21st St Ste 602 West Vancouver, BC V7V A4	2,500 Units	$10,625	s. 5.1(2) of MI 45-103
Vertex One Asset Management 1920 – 1177 West Hastings Street Vancouver, BC V6E 2K3	30,000 Units	$127,500	s. 5.1(2) of MI 45-103
Malcolm Alfred Box 7, Site 18, RR 1 Okotoks, AB T1S 1A1	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
William Campbell 1330 15th Ave SW #1504 Calgary, AB T3C 3N7	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Ken Booth 4610 Piccadilly North West Vancouver, BC V7W 1E2	2,000 Units	$8,500	s. 5.1(2) of MI 45-103
The Hawken Trust 369 Kortum Canyon Rd Calistoga, CA USA 94515	7,000 Units	$29,750	BCI 72-503

Rhett Warrener 628 Madison Ave SW Calgary, AB T2S 1K1	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Doug Gilmour 29 Country Lane Toronto, ON	5,000 Units	$21,250	BCI 72-503
Murray Baron 1580 Angus Drive Vancouver, BC V6J 4H3	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Ryaz Shariff 509 – 888 Pacific Street Vancouver, BC V6Z 2S6	2,500 Units	$10,625	s. 5.1(2) of MI 45-103
Anar Shariff 5259 Windjammer Road Delta, BC V4K 5A6	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Robert Hazeldine 115 McConvey Road Gabriola Island, BC V0R 1X1	4,500 Units	$19,125	s. 5.1(2) of MI 45-103
Belmont Investments Ltd. 6400 Woodwards Road Richmond, BC V7E 1H3	12,000 Units	$51,000	s. 5.1(2) of MI 45-103
Kains Investment 1885 Marine Drive North Vancouver, BC V7P 1V5	7,500 Units	$31,875	s. 5.1(2) of MI 45-103
Dan Shepansky Sales Ltd. 4601 Wickenden Road North Vancouver, BC V7G 1H3	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Steve Kerr 943 Beaumont Drive North Vancouver, BC V7R 1P5	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Dynamic Global Resources Fund 40 King St W, 55th Floor Scotia Plaza Toronto, ON M5H 4A9	51,000 Units	$216,750	BCI 72-503
Reid E. Carter 1540 24th St West Vancouver, BC V7V 4S3	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Fraserview Enterprises Ltd. 21114 44A Ave Langley, BC	5,000 Units	$21,250	s. 5.1(2) of MI 45-103

Anna Clark 11129 85A Ave Delta, BC V4C 7C7	40,000 Units	$170,000	s. 5.1(2) of MI 45-103
Passport Master Fund II LP One Sansome St, 39th floor San Francisco, CA USA 94104	69,168 Units	$293,964	BCI 72-503
Passport Master Fund LP One Sansome St, 39th floor San Francisco, CA USA 94104	194,832 Units	$828,036	BCI 72-503
Mike Fitzmaurice 505 – 1160 Burrard Street Vancouver, BC V6Z 2ES	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Glenarriff Investments 2741 30th Street Vernon, BC V1T 5C6	12,000 Units	$51,000	s. 5.1(2) of MI 45-103
Murray M. Sinclair 57th Floor, Scotia Plaza 40 King Street, West Toronto, ON M5H 4A9	37,500 Units	$159,375	BCI 72-503
Robert Wineberg PO Box CB 11904 Nassau, Bahamas	9,500 Units	$40,375	BCI 72-503
Gordon Bub 35 Puccini Drive Richmond Hill, ON L4E 2Y4	3,750 Units	$15,937.50	BCI 72-503
William E. Barnett 6 Medalist Road Toronto, ON M2P 1Y4	3,750 Units	$15,937.50	BCI 72-503
G. Phil Greeves R.R. #2 Cochrane, AB T4C 1A2	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Doris Greeves R.R. #2 Cochrane, AB T4C 1A2	2,500 Units	$10,625	s. 5.1(2) of MI 45-103
Doris Greeves R.R. #2 Cochrane, AB T4C 1A2	2,500 Units	$10,625	s. 5.1(2) of MI 45-103
John Donihee 3516 Underhill Drive NW Calgary, AB T2N 4E8	1,500 Units	$6,375	s. 5.1(2) of MI 45-103

Susan Cross 3516 Underhill Drive NW Calgary, AB T2N 4B8	1,000 Units	$4,250	s. 5.1(2) of MI 45-103
Willie Wong 192 Paterson Blvd, SW Calgary, AB T3H 3B1	4,000 Units	$17,000	s. 5.1(2) of MI 45-103
Allain Bonneville 107 Mountain Park Circle, SE Calgary, AB T2Z 1N7	2,000 Units	$8,500	s. 5.1(2) of MI 45-103
Gary Bourgeois 32 Clarendon Avenue Toronto, ON M4V 1J1	20,000 Units	$85,000	BCI 72-503
Okanadian Management Corp. 200 – 260 Harvey Avenue Kelowna, BC V1Y 7S5	8,500 Units	$36,125	s. 5.1(2) of MI 45-103
Sanovest Holdings Ltd. 375 Water Street, Suite 613 Vancouver, BC V6B 5C6	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Tom Simmons #340C – 630 6th Avenue SW Calgary, AB T2P 0S8	4,500 Units	$19,125	s. 5.1(2) of MI 45-103
Ken MacDonald 428 540 – 5th Avenue SW Calgary, AB T2P 0M5	2,000 Units	$8,500	s. 5.1(2) of MI 45-103
Aeonian Capital Corp. 2450 – 255 5th Avenue SW Calgary, AB T2P 3G6	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Winer Ltd. Box CB 11904 Nassau, Bahamas	30,000 Units	$127,500	BCI 72-503
Rose Rossi and Tina Petriccione 5876 O'Meara Street Mississauga, ON L5V 2X2	8,000 Units	$34,000	BCI 72-503
Ken and Madge Lane 19 Pine Ridge Drive Toronto, ON M1M 2X4	2,500 Units	$10,625	BCI 72-503

Mehebub Jaffer and/or Yasmin Jaffer 9 Candlebrook Crescent Scarborough, ON M1W 4B3	4,000 Units	$17,000	BCI 72-503
Hadi Jinah 128 Broadlands Blvd, North York, ON M3A 1K2	3,000 Units	$12,750	BCI 72-503
Simon Serruya 8300 Woodbine Avenue, 5th Floor Markham, ON L3P 9Y7	36,250 Units	$154,062.50	BCI 72-503
Randall Masales 21 Stevens Road Whitby, ON L1M 1G8	7,000 Units	$29,750	BCI 72-503
Kathleen Tsaconakos 23 Bowring Walk Toronto, ON M3H 5Z8	4,000 Units	$17,000	BCI 72-503
Franco Rovazzi 29 Latimer Avenue Toronto, ON M5N 2M1	5,000 Units	$21,250	BCI 72-503
Garett Prins 121 Lascelles Blvd Toronto, ON M5P 2E5	5,000 Units	$21,250	BCI 72-503
Charlotte McConnell 261 Rosedale Heights Drive Toronto, ON M4T 1C7	16,000 Units	$68,000	BCI 72-503
Edward Wallbridge 522 Renforth Drive Etobicoke, ON M9C 2N5	5,000 Units	$21,250	BCI 72-503
Immunolab Services Co. 316 Warren Road Toronto, ON M5P 2M8	2,500 Units	$10,625	BCI 72-503
Keith Hoorn & Christan Bylhouwer 5998 Corwin Avenue Niagara Falls, ON L2G 5L5	5,000 Units	$21,250	BCI 72-503
Greg McMullin 42 Mount Forest Drive Brampton, ON L6Z 1B7	11,750 Units	$49,937.50	BCI 72-503
Jeff Durno 2153 West 48th Avenue Vancouver, BC V6M 2P6	1,500 Units	$6,375	s. 5.1(2) of MI 45-103

Ockham Capital Corp. #1600, 609 Granville Street Vancouver, BC V7Y 1C3	4,000 Units	$17,000	s. 5.1(2) of MI 45-103
Palmerston Lane Investments Inc. 2633 Bellevue Street West Vancouver, BC V7V 1E5	6,000 Units	$25,500	s. 5.1(2) of MI 45-103
New Golden Sceptre Minerals Ltd. #516, 157 Adelaide Street West Toronto, ON M5H 4E7	2,500 Units	$10,625	BCI 72-503
John Bowles #700, 250 Howe Street Vancouver, BC V6C 3R8	11,000 Units	$46,750	s. 5.1(2) of MI 45-103
Douglas R. Dalgetty 22 Renaud Court Beaumont, AB T4X 1P1	20,000 Units	$85,000	s. 5.1(2) of MI 45-103
David Karl Paxton 3 Oakfield Gardens Beckenham Kent, England	2,000 Units	$8,500	BCI 72-503
Dianna C. Maddison 2989 South Road Gabriola, BC V0R 1X7	1,000 Units	$4,250	s. 5.1(2) of MI 45-103
Peter Darnbrough 550 Southborough Drive West Vancouver, BC V7S 1M1	2,500 Units	$10,625	s. 5.1(2) of MI 45-103
Gary Zahlen 20 Silver Point Condominium PO Box F-40825 Freeport, Grand Bahama Island Bahamas	6,000 Units	$25,500	BCI 72-503
Steve Marks 4807 Chesham Avenue Burnaby, BC V5G 2X1	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Ian Beardmore 2250 West 33rd Avenue Vancouver, BC V6M 1C2	2,000 Units	$8,500	s. 5.1(2) of MI 45-103
Irene Blair #707, 428 8th Avenue Vancouver, BC V5Y 1N9	8,000 Units	$34,000	s. 5.1(2) of MI 45-103

Kirsten Cornwall 2995 Rosebery Avenue West Vancouver, BC V7V 3A8	2,000 Units	$8,500	s. 5.1(2) of MI 45-103
Michelle Cornwall 2995 Rosebery Avenue West Vancouver, BC V7V 3A8	2,000 Units	$8,500	s. 5.1(2) of MI 45-103
Thomas Braun 6786 Cartier Street Vancouver, BC V6P 4S4	2,000 Units	$8,500	s. 5.1(2) of MI 45-103
Christopher Vorberg #105, 7671 Abercrombie Drive Richmond, BC V6Y 3N3	4,000 Units	$17,000	s. 5.1(2) of MI 45-103
Fraser Hindson 5099 Topaz Place Richmond, BC V7C 4Z3	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
816231 Alberta Inc. 31170 Elbow River Drive Calgary, AB T3Z 2T8	1,500 Units	$6,375	s. 5.1(2) of MI 45-103
Jonathan Morris and/or Khalif Isaac David Rua Mandel Guedes, 214/61 04S36-070 Sao Paulo SP, Brazil	6,000 Units	$25,500	BCI 72-503
Michael Kennedy 5808 Indian River Road North Vancouver, BC V7G 1L3	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Matthew Jong , 1471 Howard Avenue Burnaby, BC V5B 3S2	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Munday Home Sales Ltd. Suite 206. 4400 Dominion Street Burnaby, BC V5G 4G3	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Richard Jeffrey 12373 59A Avenue Surrey, BC V3X 1X9	2,500 Units	$10,625	s. 5.1(2) of MI 45-103
1427537 Ont. Ltd. 2418 Magnus Drive Ottawa, ON K1G 1J8	5,000 Units	$21,250	BCI 72-503
Willpower Enterprises 1274 Esquimalt Avenue West Vancouver, BC V7T 1K3	5,000 Units	$21,250	s. 5.1(2) of MI 45-103

J. Garfield MacVeigh 119 – 53rd Street Delta, BC V4M 3B3	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
C-Quest Holdings Ltd. 20290 25th Avenue Langley, BC V2Z 2B7	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
C-Quest Holdings Ltd. 20290 25th Avenue Langley, BC V2Z 2B7	9,000 Units	$38,250	s. 5.1(2) of MI 45-103
Keats Investments Limited PO Box 21018 11 – 200 Burrard Street Vancouver, BC	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Lancia Investments Ltd. 1688 – 1140 W. Pender Street Vancouver, BC V6E 4G1	20,000 Units	$85,000	s. 5.1(2) of MI 45-103
Strand Securities Corporation 21st Floor, 650 West Georgia Street Vancouver, BC V6B 4N7	20,000 Units	$85,000	s. 5.1(2) of MI 45-103
Brent Kean 2630 141st Street South Surrey, BC V4P 2G5	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Ronald W. Thiessen 486 Keith Road West Vancouver, BC V7T 1L7	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Brooke Kynoch PO Box 15 Chase, BC	14,000 Units	$59,500	s. 3.1(2) of MI 45-103
Haywood Securities Inc. #200 – 400 Burrard Street Vancouver, BC V6C 3A6	30,000 Units	$127,500	s. 5.1(2) of MI 45-103
TOTAL:	2,353,000	$10,000,250.00	

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, AB T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, NT X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice, Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iqaluit NU X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, PE C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

CATALYST
Corporate Finance Lawyers

82-34714

03 FEB 12 AM 7:21

December 9, 2003

BY COURIER

Ontario Securities Commission
Suite 1800, Box 55
20 Queen Street West
Toronto, ON
M5H 3S8

Attention: Statutory Filings

Dear Sirs:

Imperial Metals Corporation (the "Company")

With respect to the recent private placement of 2,353,000 Units of the Company, 697,500 of which were distributed to Ontario residents, we enclose two executed Form 45-501F1.

We confirm that the Company has paid the Participation Fee for the current year and therefore does not require a filing fee.

If you have any questions or require any additional information, please contact the undersigned.

Yours very truly,

CATALYST

Sara M. Olivier
Legal Assistant
Direct Line: (604) 443-7049
E-Mail: solivier@catalyst-law.com

/smo
Encls.

IMP300\PP Fall 2003\6088

FORM 45-501F1

Securities Act

SECURITIES ACT (ONTARIO) REPORT UNDER SECTION 72(3) OF THE ACT OR SECTION 7.5(1) OF RULE 45-501

1. Full name and address of the seller.

   Imperial Metals Corporation
   Suite #200, 580 Hornby Street
   Vancouver, BC
   V6C 3B6

2. Full name and address of the issuer of the securities traded.

   Imperial Metals Corporation
   Suite #200, 580 Hornby Street
   Vancouver, BC
   V6C 3B6

3. Description of the securities traded.

   697,500 units, each unit consisting of one common share of the Issuer and one-half of one non-transferable share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Issuer at the price of $5.50 until December 1, 2005.

4. Date of the trade(s).

   December 1, 2003

5. Particulars of the trade(s)

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchase Price	Total Purchase Price (Canadian $)	Exemption Relied Upon
GFB Trading Inc. Toronto, ON	15,000	$4.25	$63,750	OSC Rule 45-501 s. 2.3
Tom Higgins Toronto, ON	10,000	$4.25	$42,500	OSC Rule 45-501 s. 2.3
MMCAP Capital LP Toronto, ON	47,000	$4.25	$199,750	OSC Rule 45-501 s. 2.3
JMM Trading LP Toronto, ON	10,000	$4.25	$42,500	OSC Rule 45-501 s. 2.3

Arthur Dalfen Toronto, ON	10,000	$4.25	$42,500	OSC Rule 45-501 s. 2.3
Mary Sinclair Toronto, ON	18,500	$4.25	$78,625	OSC Rule 45-501 s. 2.3
Mary Sinclair Toronto, ON	18,500	$4.25	$78,625	OSC Rule 45-501 s. 2.3
Natcan Investment Mgmt Inc. as agent for A/C H01-5739-C Toronto, ON	88,700	$4.25	$376,975	OSC Rule 45-501 s. 2.3
Natcan Investment Mgmt Inc. as agent for A/C H01-5789-C Toronto, ON	126,300	$4.25	$536,775	OSC Rule 45-501 s. 2.3
TD Asset Management Inc. Toronto, ON	38,200	$4.25	$162,350	OSC Rule 45-501 s. 2.3
TD Asset Management Inc. Toronto, ON	71,800	$4.25	$305,150	OSC Rule 45-501 s. 2.3
Doug Gilmour Toronto, ON	5,000	$4.25	$21,250	OSC Rule 45-501 s. 2.3
Dynamic Global Resources Fund Toronto, ON	51,000	$4.25	$216,750	OSC Rule 45-501 s. 2.3
Murray M. Sinclair Toronto, ON	37,500	$4.25	$159,375	OSC Rule 45-501 s. 2.3
Gordon Bub Richmond Hill, ON	3,750	$4.25	$15,937.50	OSC Rule 45-501 s. 2.3
William E. Barnett Toronto, ON	3,750	$4.25	$15,937.50	OSC Rule 45-501 s. 2.3
Gary Bourgeois Toronto, ON	20,000	$4.25	$85,000	OSC Rule 45-501 s. 2.3
Rose Rossi and Tina Petriccione Mississauga, ON	8,000	$4.25	$34,000	OSC Rule 45-501 s. 2.3
Ken and Madge Lane Toronto, ON	2,500	$4.25	$10,625	OSC Rule 45-501 s. 2.3
Mehebub Jaffer and/or Yasmin Jaffer Scarborough, ON	4,000	$4.25	$17,000	OSC Rule 45-501 s. 2.3

Hadi Jinah York, ON	3,000	$4.25	$12,750	OSC Rule 45-501 s. 2.3
Simon Serruya Markham, ON	36,250	$4.25	$154,062.50	OSC Rule 45-501 s. 2.3
Randall Masales Whitby, ON	7,000	$4.25	$29,750	OSC Rule 45-501 s. 2.3
Kathleen Tsaconakos Toronto, ON	4,000	$4.25	$17,000	OSC Rule 45-501 s. 2.3
Franco Rovazzi Toronto, ON	5,000	$4.25	$21,250	OSC Rule 45-501 s. 2.3
Garett Prins Toronto, ON	5,000	$4.25	$21,250	OSC Rule 45-501 s. 2.3
Charlotte McConnell Toronto, ON	16,000	$4.25	$68,000	OSC Rule 45-501 s. 2.3
Edward Wallbridge Etobicoke, ON	5,000	$4.25	$21,250	OSC Rule 45-501 s. 2.3
Immunolab Services Co. Toronto, ON	2,500	$4.25	$10,625	OSC Rule 45-501 s. 2.3
Keith Hoorn & Christan Bylhouwer Niagara Falls, ON	5,000	$4.25	$21,250	OSC Rule 45-501 s. 2.3
Greg McMullin Brampton, ON	11,750	$4.25	$49,937.50	OSC Rule 45-501 s. 2.3
New Golden Sceptre Minerals Ltd. Toronto, ON	2,500	$4.25	$10,625	OSC Rule 45-501 s. 2.3
1427537 Ont. Ltd. Ottawa, ON	5,000	$4.25	$21,250	OSC Rule 45-501 s. 2.3
TOTAL	697,500		$2,964,375.00	

6. The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.

7. State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to such agent.

Haywood Securities Inc.
2000 – 400 Burrard Street
Vancouver, BC V6C 3A6

Commission: $177,862.50

8. Has the seller paid a participation fee for the current financial year in accordance with Rule 13-502?

Total Fees payable: $Nil

9. Certificate of seller or agent of seller.

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at Vancouver, BC, this 9th day of December, 2003.

IMPERIAL METAL CORPORAITON
(Name of seller or agent - please print)

(Signature)

Secretary & CFO
(Official capacity - please print)

Andre Deepwell
(Please print name of individual whose signature appears above, if different from name of seller or agent printed above)

Notice – Collection and Use of Personal Information

The personal information prescribed by this form is collected on behalf of and used by the Ontario Securities Commission for purposes of administration and enforcement provisions of the securities legislation in Ontario. All of the information prescribed by this form, except for the information contained in the statement required to be prepared and certified by the seller under section 6 of this form, is made available to the public under the securities legislation of Ontario. If you have any questions about the collection and use of this information, contact the Ontario Securities Commission at the address below:

Ontario Securities Commission
Suite 1903, Box 55,
20 Queen Street West
Toronto, ON M5H 3S8

Attention: Administrative Assistant to the Director of Corporate Finance

Telephone: (416) 593-8200
Facsimile: (416) 593-8177

INSTRUCTIONS:

1. In answer to section 7 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. If the seller has not paid a participation fee for the current financial year, or if this form is filed late, a fee may be payable under Rule 13-502. Otherwise, no fee is payable to the Commission in connection with the filing of this form. Cheques must be made payable to the Ontario Securities Commission.

4. Please print or type and file **two** signed copies with:

   Ontario Securities Commission
   Suite 1900, Box 55
   20 Queen Street West
   Toronto, Ontario M5H 3S8

CATALYST
Corporate Finance Lawyers

82-34714

December 9
~~November 19~~, 2003

BY COURIER

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, AB
V7Y 1L2

Attention: Statutory Filings Department

Dear Sirs:

Imperial Metals Corporation (the "Company")

With respect to the recent private placement of 2,353,000 common shares by the Company, we enclose the following:

1. executed Form 45-103F4; and

2. the Company's cheque in the amount of $135.47 in payment of the applicable filing fees.

If you have any questions or require any additional information, please contact the undersigned.

Yours very truly,

CATALYST

Sara M. Olivier
Legal Assistant
Direct Line: (604) 443-7049
E-Mail: solivier@catalyst-law.com

/smo
Encls.

imp300\pp fall 2003\6090

Our Inv	Invc Nbr	Invc Date	Invoice Amount	Amount Paid	Disc Taken	Net Check Amt
002008	120903	12/ 9/2003	135.47	135.47		135.47

021464

Royal Bank of Canada
Vancouver, BC V6E 3N9

021464

Date	Amount
12/09/2003	*******135.47

Imperial Metals Corporation
200 580 Hornby
Vancouver, BC V6C3B6

One Hundred Thirty-Five and 47/100-------------------------------------CDN Dollar

Pay To The Order Of Alberta Securities Commission

Authorized Signature

Authorized Signature

SAFEGUARD SECURE

⑈021464⑈ ⑆00010⑉003⑆ 114⑉875⑉8⑈

Form 45-103F4
(formerly Form 45-902F)

Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

   Imperial Metals Corporation
   Suite 200, 580 Hornby Street
   Vancouver, BC
   V6C 3B6

   Telephone Number: (604) 669-8959

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in the Provinces of British Columbia, Saskatchewan, Ontario and Quebec.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

   December 1, 2003

4. For each security distributed: (a) describe the type of security, and (b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   2,353,000 units, each unit consisting of one common share of the Issuer and one-half of one non-transferable share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Issuer at the price of $5.50 until December 1, 2005.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	**Price per security (Canadian $)**	**Total dollar value raised from purchasers in the jurisdiction (Canadian $)**
British Columbia	$4.25	$3,572,125

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Alberta	$4.25	$541,875
Ontario	$4.25	$2,964,375
Quebec	$4.25	$510,000
England	$4.25	$8,500
Bahamas	$4.25	$193,375
Brazil	$4.25	$25,500
Israel	$4.25	$63,750
Luxembourg	$4.25	$148,750
Guernsey	$4.25	$212,500
Tortola	$4.25	$212,500
Cayman Islands	$4.25	$63,750
Liechtenstein	$4.25	$68,000
New York, USA	$4.25	$263,500
California, USA	$4.25	$1,151,750
Total dollar value of distribution in all jurisdictions (Canadian $)		$10,000,250.00

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Haywood Securities Inc. 2000 – 400 Burrard Street Vancouver, BC V6C 3A6	$600,015.00 Commission	N/A	N/A

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

DATED at Vancouver, British Columbia, this 9th day of December, 2003.

IMPERIAL METALS CORPORATION
Name of issuer or vendor *(please print)*

Andre Deepwell CFO and Corp Secretary
Print name and position of person signing

Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information on this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 Capital Raising Exemptions, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Fei - Brent Investments Ltd. 2100 - 400 Burrard St Vancouver, BC V6C 3A6	20,000 Units	$85,000	s. 5.1(2) of MI 45-103
Mama Disbrow PO Box 461 Heriot Bay, BC V0P 1H0	20,000 Units	$85,000	s. 5.1(2) of MI 45-103
Corbett Realty Ltd. 5940 Raven Place West Vancouver, BC V7W 1X2	15,000 Units	$63,750	s. 5.1(2) of MI 45-103
GFB Trading Inc 56 The Esplanade, Suite 403 Toronto, ON M5E 1A7	15,000 Units	$63,750	BCI 72-503
George Cross Newsletter 2288 Mathers Ave West Vancouver, BC V7V 2H5	3,500 Units	$14,875	s. 5.1(2) of MI 45-103
Thomas Downie Holdings Ltd. 100 – 814 Richards St Vancouver, BC V6B 3A7	15,000 Units	$63,750	s. 5.1(2) of MI 45-103
Ken Downie 100 - 814 Richards St Vancouver, BC V6B 3A7	15,000 Units	$63,750	s. 5.1(2) of MI 45-103
Tom Higgins 7 Gibson Ave Toronto, ON M5R 1T4	10,000 Units	$42,500	BCI 72-503

Ronie Barzalai #1 Hermon Tel Aviv, Israel 65153	15,000 Units	$63,750	BCI 72-503
Bernice Willoughby 1878 W 14th Ave Vancouver, BC V6J 2J9	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Don Willoughby 1878 W 14th Ave Vancouver, BC V6J 2J9	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Paul Sabiston 2810 Bellevue Ave West Vancouver, BC V7V 1E8	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
MMCAP Capital LP 1235 Bay St, Suite 1000 Toronto, ON M5R 3K4	47,000 Units	$199,750	BCI 72-503
JMM Trading LP 548 King St West, Suite 303 Toronto, ON M5V 1M3	10,000 Units	$42,500	BCI 72-503
Joseph Maximillian Cu 1091 Richelieu Ave Vancouver, BC V6H 1S9	1,000 Units	$4,250	s. 5.1(2) of MI 45-103
Franklin Cu 1091 Richelieu Ave Vancouver, BC V6H 1S9	4,000 Units	$17,000	s. 5.1(2) of MI 45-103
Arthur Dalfen 25 Fallingbrook Drive Toronto, ON M1N 1B3	10,000 Units	$42,500	BCI 72-503
John Brock 5838 Eagle Island West Vancouver, BC V7W 1V6	2,000 Units	$8,500	s. 5.1(2) of MI 45-103
Hank Boxtart 10477 Allbay Road Sidney, BC V8L 2B2	13,000 Units	$55,250	s. 5.1(2) of MI 45-103
Donald McLeod 2468 Varley Lane West Vancouver, BC V7S 3H5	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Bruce McLeod 625 Howe Street Suite 860 Vancouver, BC V6C 2T6	17,000 Units	$72,250	s. 5.1(2) of MI 45-103

Rolf Kruse 6002 Gleneagles Place West Vancouver, BC V7W 3A1	8,000 Units	$34,000	s. 5.1(2) of MI 45-103
Lloyd Michaels 2183 Argyle Avenue West Vancouver, BC V7V 1A5	30,000 Units	$127,500	s. 5.1(2) of MI 45-103
Gordon Welch 7545 Elkton Drive SW Calgary, AB T3H 3X3	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Molly Mak 2937 Toronto Crescent NW Calgary, AB T2N 3W4	2,500 Units	$10,625	s. 5.1(2) of MI 45-103
Harry B. Wheeler 609 Earl Grey Cresc SW Calgary, AB T2S 0N6	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Jim Saunders 44 Wolfwillow Lane SW Calgary, AB T3Z 1B5	2,500 Units	$10,625	s. 5.1(2) of MI 45-103
Deborah L. Gore 2319 Erlton Place SW Calgary, AB T2S 2Z3	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
CW Marketing Ltd. Suite 280, 1285 West Pender Street Vancouver, BC V6E 4B1	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Susan M. Gallagher 1116 Sydenham Road SW Calgary, AB T2T 0T4	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Mary Sinclair 57th Floor, Scotia Plaza, 40 King St Toronto, ON M5H 4A9	18,500 Units	$78,625	BCI 72-503
Mary Sinclair 57th Floor, Scotia Plaza, 40 King St Toronto, ON M5H 4A9	18,500 Units	$78,625	BCI 72-503
Arun Abbi 4511 Vandergrift Cresc NW Calgary, AB T3A 0J1	2,500 Units	$10,625	s. 5.1(2) of MI 45-103

Linda Benson 6520 Ranchview Drive NW Calgary, AB T3G 1A1	5,500 Units	$23,375	s. 5.1(2) of MI 45-103
Bruce Curlock 827 Sunridge Blvd NE Calgary, AB T1Y 6G1	2,500 Units	$10,625	s. 5.1(2) of MI 45-103
Craig Bentham 4712 106A Avenue NW Edmonton, AB T6A 1J5	2,500 Units	$10,625	s. 5.1(2) of MI 45-103
Diane Michaels PO Box 91701 West Vancouver, BC V7V 3P3	11,000 Units	$46,750	s. 5.1(2) of MI 45-103
Bruceside Investments Corp. 2468 Varley Lane West Vancouver, BC V7S 3H5	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Alfred J. Laudel 301, 808 – 1St SW Calgary, AB T2P 1M9	400 Units	$1,700	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Lauraine Laudel 301, 808 - 1St SW Calgary, AB T2P 1M9	450 Units	$1,912.50	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Lyle A Martinson 301, 808 – 1St SW Calgary, AB T2P 1M9	450 Units	$1,912.50	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for S. David McKinnon 301, 808 – 1St SW Calgary, AB T2P 1M9	300 Units	$1,275	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Dan McWilliam 301, 808 – 1St SW Calgary, AB T2P 1M9	350 Units	$1,487.50	s. 5.1(2) of MI 45-103

Greg Flower, Portfolio Manager for Geoffrey C. Merritt 301, 808 – 1St SW Calgary, AB T2P 1M9	500 Units	$2,125	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Dean Milner 301, 808 – 1St SW Calgary, AB T2P 1M9	300 Units	$1,275	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Scott Nelson 301, 808 – 1St SW Calgary, AB T2P 1M9	500 Units	$2,125	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Blair Pardy 301, 808 – 1St SW Calgary, AB T2P 1M9	400 Units	$1,700	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for R. Scott Ranson 301, 808 – 1St SW Calgary, AB T2P 1M9	300 Units	$1,275	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Elizabeth Anne Thompson 301, 808 – 1St SW Calgary, AB T2P 1M9	300 Units	$1,275	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Peter Wieninger 301, 808 – 1St SW Calgary, AB T2P 1M9	350 Units	$1,487.50	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Wendy S. Woollard 301, 808 – 1St SW Calgary, AB T2P 1M9	800 Units	$3,400	s. 5.1(2) of MI 45-103
Chrometech Investment Ltd. c/o BPER Europe PO Box 474 L-2014 Luxembourg	20,000 Units	$85,000	BCI 72-503
Springvale Enterprises Ltd. BPER Luxembourg 16 BD Emmanuel Servais, 2014 Luxembourg	15,000 Units	$63,750	BCI 72-503

Norma Harris 7605 Sixth Street Burnaby, BC V3N 3M6	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Dave Harris 7605 Sixth Street Burnaby, BC V3N 3M6	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Natcan Investment Mgmt Inc. as agent for A/C H01-5739-C 130 King St W Suite 900 Toronto, ON M5X 1K9	88,700 Units	$376,975	BCI 72-503
Natcan Investment Mgmt Inc. as agent for A/C H01-5789-C 130 King St W Suite 900 Toronto, ON M5X 1K9	126,300 Units	$536,775	BCI 72-503
Bank of Butterfield International (Guernsey) Ltd. as custodian of the Canadian Opportunities Fund PO Box 25, Rosengeith. The Grange St. Peter's Port, Guernsey GU1 3AP	50,000 Units	$212,500	BCI 72-503
Aton Ventures Fund Limited 3076 Sir Francis Drake's Hwy Road Town, Tortola, BVI	50,000 Units	$212,500	BCI 72-503
Dr. Morris Hestrin 2243 McMullen Avenue Vancouver, BC V6L 2E2	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Caisse de Depot et Placement du Quebec 1000 Place Jean-Paul Riopelle Montreal, Quebec	120,000 Units	$510,000	BCI 72-503
Patricia Meredith 1050 Cortell Street North Vancouver, BC V7P 2A3	4,000 Units	$17,000	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for William Dawidowski 301, 808 – 1St SW Calgary, AB T2P 1M9	450 Units	$1,912.50	s. 5.1(2) of MI 45-103

Greg Flower, Portfolio Manager for Gloria Doucet 301- 808 1 St SW Calgary, AB T2P 1M9	1,550 Units	$6,587.50	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Barbara Earle 301 808 1 St SW Calgary, AB T2P 1M9	450 Units	$1,912.50	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Robert Ellis 301 808 1 St SW Calgary, AB T2P 1M9	550 Units	$2,337.50	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Terry Fallis 301 808 1 St SW Calgary, AB T2P 1M9	650 Units	$2,762.50	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Michael Jennings 301 808 1 St SW Calgary, AB T2P 1M9	400 Units	$1,700	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for M. Kim Fitzpatrick 301 808 1 St SW Calgary, AB T2P 1M9	250 Units	$1,062.50	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Robert Gerein 301 808 1 St SW Calgary, AB T2P 1M9	300 Units	$1,275	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Douglas Hopkins 301 808 1 St SW Calgary, AB T2P 1M9	750 Units	$3,187.50	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Jacalyn Hopkins 301 808 1 St SW Calgary, AB T2P 1M9	300 Units	$1,275	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Dean Jensen 301 808 1 St SW Calgary, AB T2P 1M9	350 Units	$1,487.50	s. 5.1(2) of MI 45-103

Eileen Knight 301 808 1 St SW Calgary, AB T2P 1M9	600 Units	$2,550	s. 5.1(2) of MI 45-103
Greg Flower, Portfolio Manager for Craig Kosek 301 808 1 St SW Calgary, AB T2P 1M9	450 Units	$1,912.50	s. 5.1(2) of MI 45-103
Libra Offshore Ltd. Goldman Sachs Cayman Trust Ltd. Cayman Islands BWI	13,000 Units	$55,250	BCI 72-503
Libra Fund LP 909 Third Avenue, 29 floor New York USA 10022	62,000 Units	$263,500	BCI 72-503
Greg Flower, Portfolio Manager for Gordon Littlejohns 301 808 1 St SW Calgary, AB T2P 1M9	550 Units	$2,337.50	s. 5.1(2) of MI 45-103
TD Asset Management Inc. 33rd Floor, CT Tower 161 Bay Street Toronto, ON M5J 2T2	38,200 Units	$162,350	BCI 72-503
TD Asset Management Inc. 33rd Floor, CT Tower 161 Bay Street Toronto, ON M5J 2T2	71,800 Units	$305,150	BCI 72-503
David Phipps Box 2081 Grand Cayman, Cayman Islands BWI	2,000 Units	$8,500	BCI 72-503
Terry Salo 1067 Hampshire Road Victoria, BC V85 4S8	2,500 Units	$10,625	s. 5.1(2) of MI 45-103
Laurence Guichon 4260 River Road West Delta, BC V4K 1S1	4,000 Units	$17,000	s. 5.1(2) of MI 45-103
Terry Evancio 7643 Garfield Drive Delta, BC V4C 4E6	2,500 Units	$10,625	s. 5.1(2) of MI 45-103

Millerd Holdings Ltd. 833 W 3rd Ave North Vancouver, BC V7P 3K7	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Terset Trust Schmedgass 6 FL – 9490 Vaduz, Liechtenstein	16,000 Units	$68,000	BCI 72-503
Deans Knight Capital Management 730 999 W Hastings St Vancouver, BC V6C 2W2	50,000 Units	$212,500	s. 5.1(2) of MI 45-103
Deans Knight Capital Management 730 999 W Hastings St Vancouver, BC V6C 2W2	31,000 Units	$131,750	s. 5.1(2) of MI 45-103
Deans Knight Capital Management 730 999 W Hastings St Vancouver, BC V6C 2W2	84,000 Units	$357,000	s. 5.1(2) of MI 45-103
Marilyn Jenkins 3532 West 48th Ave Vancouver, BC V6N 3R1	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Brigette Relling 195 21st St Ste 602 West Vancouver, BC V7V A4	2,500 Units	$10,625	s. 5.1(2) of MI 45-103
Vertex One Asset Management 1920 – 1177 West Hastings Street Vancouver, BC V6E 2K3	30,000 Units	$127,500	s. 5.1(2) of MI 45-103
Malcolm Alfred Box 7, Site 18, RR 1 Okotoks, AB T1S 1A1	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
William Campbell 1330 15th Ave SW #1504 Calgary, AB T3C 3N7	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Ken Booth 4610 Piccadilly North West Vancouver, BC V7W 1E2	2,000 Units	$8,500	s. 5.1(2) of MI 45-103
The Hawken Trust 369 Kortum Canyon Rd Calistoga, CA USA 94515	7,000 Units	$29,750	BCI 72-503

Rhett Warrener 628 Madison Ave SW Calgary, AB T2S 1K1	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Doug Gilmour 29 Country Lane Toronto, ON	5,000 Units	$21,250	BCI 72-503
Murray Baron 1580 Angus Drive Vancouver, BC V6J 4H3	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Ryaz Shariff 509 – 888 Pacific Street Vancouver, BC V6Z 2S6	2,500 Units	$10,625	s. 5.1(2) of MI 45-103
Anar Shariff 5259 Windjammer Road Delta, BC V4K 5A6	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Robert Hazeldine 115 McConvey Road Gabriola Island, BC V0R 1X1	4,500 Units	$19,125	s. 5.1(2) of MI 45-103
Belmont Investments Ltd. 6400 Woodwards Road Richmond, BC V7E 1H3	12,000 Units	$51,000	s. 5.1(2) of MI 45-103
Kains Investment 1885 Marine Drive North Vancouver, BC V7P 1V5	7,500 Units	$31,875	s. 5.1(2) of MI 45-103
Dan Shepansky Sales Ltd. 4601 Wickenden Road North Vancouver, BC V7G 1H3	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Steve Kerr 943 Beaumont Drive North Vancouver, BC V7R 1P5	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Dynamic Global Resources Fund 40 King St W, 55th Floor Scotia Plaza Toronto, ON M5H 4A9	51,000 Units	$216,750	BCI 72-503
Reid E. Carter 1540 24th St West Vancouver, BC V7V 4S3	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Fraserview Enterprises Ltd. 21114 44A Ave Langley, BC	5,000 Units	$21,250	s. 5.1(2) of MI 45-103

Anna Clark 11129 85A Ave Delta, BC V4C 7C7	40,000 Units	$170,000	s. 5.1(2) of MI 45-103
Passport Master Fund II LP One Sansome St, 39th floor San Francisco, CA USA 94104	69,168 Units	$293,964	BCI 72-503
Passport Master Fund LP One Sansome St, 39th floor San Francisco, CA USA 94104	194,832 Units	$828,036	BCI 72-503
Mike Fitzmaurice 505 – 1160 Burrard Street Vancouver, BC V6Z 2ES	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Glenarriff Investments 2741 30th Street Vernon, BC V1T 5C6	12,000 Units	$51,000	s. 5.1(2) of MI 45-103
Murray M. Sinclair 57th Floor, Scotia Plaza 40 King Street, West Toronto, ON M5H 4A9	37,500 Units	$159,375	BCI 72-503
Robert Wineberg PO Box CB 11904 Nassau, Bahamas	9,500 Units	$40,375	BCI 72-503
Gordon Bub 35 Puccini Drive Richmond Hill, ON L4E 2Y4	3,750 Units	$15,937.50	BCI 72-503
William E. Barnett 6 Medalist Road Toronto, ON M2P 1Y4	3,750 Units	$15,937.50	BCI 72-503
G. Phil Greeves R.R. #2 Cochrane, AB T4C 1A2	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Doris Greeves R.R. #2 Cochrane, AB T4C 1A2	2,500 Units	$10,625	s. 5.1(2) of MI 45-103
Doris Greeves R.R. #2 Cochrane, AB T4C 1A2	2,500 Units	$10,625	s. 5.1(2) of MI 45-103
John Donihee 3516 Underhill Drive NW Calgary, AB T2N 4E8	1,500 Units	$6,375	s. 5.1(2) of MI 45-103

Susan Cross 3516 Underhill Drive NW Calgary, AB T2N 4B8	1,000 Units	$4,250	s. 5.1(2) of MI 45-103
Willie Wong 192 Paterson Blvd, SW Calgary, AB T3H 3B1	4,000 Units	$17,000	s. 5.1(2) of MI 45-103
Allain Bonneville 107 Mountain Park Circle. SE Calgary, AB T2Z 1N7	2,000 Units	$8,500	s. 5.1(2) of MI 45-103
Gary Bourgeois 32 Clarendon Avenue Toronto, ON M4V 1J1	20,000 Units	$85,000	BCI 72-503
Okanadian Management Corp. 200 – 260 Harvey Avenue Kelowna, BC V1Y 7S5	8,500 Units	$36,125	s. 5.1(2) of MI 45-103
Sanovest Holdings Ltd. 375 Water Street, Suite 613 Vancouver, BC V6B 5C6	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Tom Simmons #340C – 630 6th Avenue SW Calgary, AB T2P 0S8	4,500 Units	$19,125	s. 5.1(2) of MI 45-103
Ken MacDonald 428 540 – 5th Avenue SW Calgary, AB T2P 0M5	2,000 Units	$8,500	s. 5.1(2) of MI 45-103
Aeonian Capital Corp. 2450 – 255 5th Avenue SW Calgary, AB T2P 3G6	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Winer Ltd. Box CB 11904 Nassau, Bahamas	30,000 Units	$127,500	BCI 72-503
Rose Rossi and Tina Petriccione 5876 O'Meara Street Mississauga, ON L5V 2X2	8,000 Units	$34,000	BCI 72-503
Ken and Madge Lane 19 Pine Ridge Drive Toronto, ON M1M 2X4	2,500 Units	$10,625	BCI 72-503

Mehebub Jaffer and/or Yasmin Jaffer 9 Candlebrook Crescent Scarborough, ON M1W 4B3	4,000 Units	$17,000	BCI 72-503
Hadi Jinah 128 Broadlands Blvd, North York, ON M3A 1K2	3,000 Units	$12,750	BCI 72-503
Simon Serruya 8300 Woodbine Avenue, 5th Floor Markham, ON L3P 9Y7	36,250 Units	$154,062.50	BCI 72-503
Randall Masales 21 Stevens Road Whitby, ON L1M 1G8	7,000 Units	$29,750	BCI 72-503
Kathleen Tsaconakos 23 Bowring Walk Toronto, ON M3H 5Z8	4,000 Units	$17,000	BCI 72-503
Franco Rovazzi 29 Latimer Avenue Toronto, ON M5N 2M1	5,000 Units	$21,250	BCI 72-503
Garett Prins 121 Lascelles Blvd Toronto, ON M5P 2E5	5,000 Units	$21,250	BCI 72-503
Charlotte McConnell 261 Rosedale Heights Drive Toronto, ON M4T 1C7	16,000 Units	$68,000	BCI 72-503
Edward Wallbridge 522 Renforth Drive Etobicoke, ON M9C 2N5	5,000 Units	$21,250	BCI 72-503
Immunolab Services Co. 316 Warren Road Toronto, ON M5P 2M8	2,500 Units	$10,625	BCI 72-503
Keith Hoorn & Christan Bylhouwer 5998 Corwin Avenue Niagara Falls, ON L2G 5L5	5,000 Units	$21,250	BCI 72-503
Greg McMullin 42 Mount Forest Drive Brampton, ON L6Z 1B7	11,750 Units	$49,937.50	BCI 72-503
Jeff Durno 2153 West 48th Avenue Vancouver, BC V6M 2P6	1,500 Units	$6,375	s. 5.1(2) of MI 45-103

Ockham Capital Corp. #1600, 609 Granville Street Vancouver, BC V7Y 1C3	4,000 Units	$17,000	s. 5.1(2) of MI 45-103
Palmerston Lane Investments Inc. 2633 Bellevue Street West Vancouver, BC V7V 1E5	6,000 Units	$25,500	s. 5.1(2) of MI 45-103
New Golden Sceptre Minerals Ltd. #516, 157 Adelaide Street West Toronto, ON M5H 4E7	2,500 Units	$10,625	BCI 72-503
John Bowles #700, 250 Howe Street Vancouver, BC V6C 3R8	11,000 Units	$46,750	s. 5.1(2) of MI 45-103
Douglas R. Dalgetty 22 Renaud Court Beaumont, AB T4X 1P1	20,000 Units	$85,000	s. 5.1(2) of MI 45-103
David Karl Paxton 3 Oakfield Gardens Beckenham Kent, England	2,000 Units	$8,500	BCI 72-503
Dianna C. Maddison 2989 South Road Gabriola, BC V0R 1X7	1,000 Units	$4,250	s. 5.1(2) of MI 45-103
Peter Darnbrough 550 Southborough Drive West Vancouver, BC V7S 1M1	2,500 Units	$10,625	s. 5.1(2) of MI 45-103
Gary Zahlen 20 Silver Point Condominium PO Box F-40825 Freeport, Grand Bahama Island Bahamas	6,000 Units	$25,500	BCI 72-503
Steve Marks 4807 Chesham Avenue Burnaby, BC V5G 2X1	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Ian Beardmore 2250 West 33rd Avenue Vancouver, BC V6M 1C2	2,000 Units	$8,500	s. 5.1(2) of MI 45-103
Irene Blair #707, 428 8th Avenue Vancouver, BC V5Y 1N9	8,000 Units	$34,000	s. 5.1(2) of MI 45-103

Kirsten Cornwall 2995 Rosebery Avenue West Vancouver, BC V7V 3A8	2,000 Units	$8,500	s. 5.1(2) of MI 45-103
Michelle Cornwall 2995 Rosebery Avenue West Vancouver, BC V7V 3A8	2,000 Units	$8,500	s. 5.1(2) of MI 45-103
Thomas Braun 6786 Cartier Street Vancouver, BC V6P 4S4	2,000 Units	$8,500	s. 5.1(2) of MI 45-103
Christopher Vorberg #105, 7671 Abercrombie Drive Richmond, BC V6Y 3N3	4,000 Units	$17,000	s. 5.1(2) of MI 45-103
Fraser Hindson 5099 Topaz Place Richmond, BC V7C 4Z3	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
816231 Alberta Inc. 31170 Elbow River Drive Calgary, AB T3Z 2T8	1,500 Units	$6,375	s. 5.1(2) of MI 45-103
Jonathan Morris and/or Khalif Isaac David Rua Mandel Guedes, 214/61 04S36-070 Sao Paulo SP, Brazil	6,000 Units	$25,500	BCI 72-503
Michael Kennedy 5808 Indian River Road North Vancouver, BC V7G 1L3	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Matthew Jong 1471 Howard Avenue Burnaby, BC V5B 3S2	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Munday Home Sales Ltd. Suite 206, 4400 Dominion Street Burnaby, BC V5G 4G3	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Richard Jeffrey 12373 59A Avenue Surrey, BC V3X 1X9	2,500 Units	$10,625	s. 5.1(2) of MI 45-103
1427537 Ont. Ltd. 2418 Magnus Drive Ottawa, ON K1G 1J8	5,000 Units	$21,250	BCI 72-503
Willpower Enterprises 1274 Esquimalt Avenue West Vancouver, BC V7T 1K3	5,000 Units	$21,250	s. 5.1(2) of MI 45-103

J. Garfield MacVeigh 119 – 53rd Street Delta, BC V4M 3B3	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
C-Quest Holdings Ltd. 20290 25th Avenue Langley, BC V2Z 2B7	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
C-Quest Holdings Ltd. 20290 25th Avenue Langley, BC V2Z 2B7	9,000 Units	$38,250	s. 5.1(2) of MI 45-103
Keats Investments Limited PO Box 21018 11 – 200 Burrard Street Vancouver, BC	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Lancia Investments Ltd. 1688 – 1140 W. Pender Street Vancouver, BC V6E 4G1	20,000 Units	$85,000	s. 5.1(2) of MI 45-103
Strand Securities Corporation 21st Floor, 650 West Georgia Street Vancouver, BC V6B 4N7	20,000 Units	$85,000	s. 5.1(2) of MI 45-103
Brent Kean 2630 141st Street South Surrey, BC V4P 2G5	5,000 Units	$21,250	s. 5.1(2) of MI 45-103
Ronald W. Thiessen 486 Keith Road West Vancouver, BC V7T 1L7	10,000 Units	$42,500	s. 5.1(2) of MI 45-103
Brooke Kynoch PO Box 15 Chase, BC	14,000 Units	$59,500	s. 3.1(2) of MI 45-103
Haywood Securities Inc. #200 – 400 Burrard Street Vancouver, BC V6C 3A6	30,000 Units	$127,500	s. 5.1(2) of MI 45-103
TOTAL:	2,353,000	$10,000,250.00	

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, AB T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, NT X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice, Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iqaluit NU X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, PE C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

Submitted Dec 9/03
Sedar # 597862
82-34174

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. **Imperial Metals Corporation** (the "Issuer") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of the distribution on December 1, 2003 of 2,353,000 units (the "Units"), each Unit consisting of one common share of the Issuer and one-half of one share purchase warrant where each whole warrant entitles the holder to purchase one additional common share of the Issuer at the price of $5.50 for two years, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. [*Name of Issuer*] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on [date] of [amount or number and type of securities] of [Name of Issuer], [Name of Issuer] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Vancouver, British Columbia, this 9th day of December, 2003.

IMPERIAL METALS CORPORATION

By ______________________________
Andre Deepwell, Secretary & CFO

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.